                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:        3235-0058
                                                   Expires:        May 31, 1997
                                                   Estimated average burden
                                                   hours per response..... 2.50


                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-6687
                            Washington, D.C. 20549

                                                                     479368
                                 FORM 12b-25                       Cusip Number

                          NOTIFICATION OF LATE FILING



(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:   September 28, 1996
                                    ---------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

ROADMASTER INDUSTRIES, INC. (D/B/A RDM SPORTS GROUP, INC.)
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

250 SPRING STREET, SUITE 3 SOUTH,
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

ATLANTA, GEORGIA  30303
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed) See Attachment A.

         PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


              CHARLES E. SANDERS             618                393-2227
         --------------------------   ------------------  ---------------------
                    (Name)               (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [x]Yes [ ]No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [x]Yes  [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHMENT A.



                          ROADMASTER INDUSTRIES, INC.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       November 13, 1996        By /s/ Charles E. Sanders
     ------------------------------   -----------------------------------------
                                      CHARLES E. SANDERS, Vice President and
                                      Secretary (Principal Accounting Officer)



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
================================================================================
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
================================================================================



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                  ATTACHMENT A

         The quarterly report of Roadmaster Industries, Inc. (d/b/a RDM Sports Group, Inc., and hereinafter the "Company") on Form 10-Q cannot be timely filed, without unreasonable effort and expense, because the Company requires additional time to properly prepare financial statements for the period due to, among other things, its recent disposition of its bicycle and snow products business. The Company represents that the reasons for its inability to timely file its Form 10-Q could not be eliminated without unreasonable effort or expense.

         The Company reported that a reasonable estimate of the anticipated change could not be made due to the need to finalize initial purchase price adjustments to be taken in connection with the Brunswick Transaction which, among other things, are believed to require the receipt of additional information from the purchaser.




            [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]